

September 26, 2025

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

      Enclosed please find an amendment to the Execution Page of the Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for NYSE Texas, Inc (the "Exchange"). The Exchange is filing an amended Execution Page containing an updated address of the Exchange.

      If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

Martha Redding
Corporate Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/26/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE Texas, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   4020 Maple Ave, Suite 800, Dallas, TX, 75219

   25004850

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   512-930-8738   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Corporate Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/28/25   (b) State/Country of formation: Texas/USA

   (c) Statute under which applicant was organized: Texas Business Organizations Code

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/26/25
(MM/DD/YY)

NYSE Texas, Inc
(Name of applicant)

By: _____
(Signature)

Martha Redding, Corporate Secretary
(Printed Name and Title)

Kevin Dm
Kevin Dibodin
(Notary Public)

Subscribed and sworn before me this 26 day of September by
(Month)   (Year)

My Commission expires 1/25/29   County of New York   State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

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